August 25, 2025

Khurram P. Sheikh
Chief Executive Officer
CXApp Inc.
Four Palo Alto Square, Suite 200
3000 El Camino Real
Palo Alto, CA 94306

       Re: CXApp Inc.
           Registration Statement on Form S-3
           Filed August 11, 2025
           File No. 333-289460
Dear Khurram P. Sheikh:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. It appears that you are relying on General Instruction I.B.6 of Form S-3 to register the offer and sale of shares to Avondale Capital pursuant to a Securities Purchase
       Agreement. Please confirm that the aggregate market value of securities to be registered and sold under the Securities Purchase Agreement will represent no more than one-third of the company's public float and are included in your I.B.6 calculation. In addition, disclose the remaining available capacity under your
       Securities Purchase Agreement. Refer to Securities Act Forms Compliance and
       Disclosure Interpretations 116.21.
 August 25, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at
202-551-
3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Blake J. Baron, Esq.